ANDREW HULSH 212.872.1033/1.212.872.1002 ahulsh@akingump.com

January 3, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:  Sharon Virga

VIA EDGAR

Re:	Command Security Corporation Form 10-K for the Year ended March 31, 2010 filed June 25, 2010 Definitive Proxy Statement on Schedule 14-A filed July 29, 2010 File No. 001·33525

Dear Ms. Virga,

On behalf of Command Security Corporation (the “Company”), we respectfully request an extension through January 17, 2011 to respond to the additional comments sent on December 20, 2010 from the Staff of the Securities and Exchange Commission regarding the Company’s (i) Form 10-K for the Year ended March 31, 2010 filed June 25, 2010 and (ii) the Company’s Definitive Proxy Statement on Schedule 14-A.

As I explained during our telephone conversation on December 29, 2010, the Company is requesting this extension to allow greater time, in light of management holiday travel schedules, to obtain the input of management and the Company’s independent registered public accounting firm regarding the Company’s comment responses. In this conversation, you expressed no objection to this extension request.

Please do not hesitate to contact me by telephone at (212) 872-1033 or by fax at (212) 872-1002 with any questions or comments regarding this correspondence.

January 3, 2011

Very truly yours,

/s/	Andrew Hulsh Partner Akin Gump Strauss Hauer & Feld LLP

cc:	Mr. Barry Regenstein President and Chief Financial Officer Command Security Corporation Mr. Edward Fleury Chief Executive Officer Command Security Corporation